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*AA 12-30-2003



03052983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 24 2003 WASH. D.C. 183

SEC FILE NUMBER
8- 30122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldsmith and Harris Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip W. Goldsmith 212-514-5515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., CPA, PC
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza (Address) New York (City) New York (State) 10001 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JAN 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/21/81

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip W. Goldsmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldsmith and Harris Incorporated, as of October 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Alan M. Compagnon
Notary Public, State of New York
No. 02CO4962559
Qualified in Kings County
Comm. Expires May 7, 20 05

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDSMITH & HARRIS INCORPORATED

ANNUAL REPORT

OCTOBER 31, 2003

GOLDSMITH & HARRIS INCORPORATED

TABLE OF CONTENTS



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Goldsmith & Harris Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Goldsmith & Harris Incorporated, as of October 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldsmith & Harris Incorporated at October 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tarlow & Co. C.P.A.'s

New York, New York
November 21, 2003

GOLDSMITH & HARRIS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2003

ASSETS

Cash and cash equivalents	$1,025,699	
Receivable from clearing broker	31,138	
Investment advisory fees and other receivables	5,051	
Property and equipment, net of accumulated depreciation of $190,643	-	
Other assets	3,300	
Total assets		$1,065,188

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 588,020	
Income taxes payable	19,865	
Total liabilities		607,885
Commitments and contingent liabilities		
Stockholders' Equity		
Common stock, $50 par value, 200 shares authorized, issued and outstanding	10,000	
Additional paid-in capital	237,207	
Retained earnings	210,096	
Total stockholders' equity		457,303
Total liabilities and stockholders' equity		$1,065,188

 The accompanying notes are an integral part of these financial statements.

GOLDSMITH & HARRIS INCORPORATED

STATEMENT OF INCOME

YEAR ENDED OCTOBER 31, 2003

Revenue:		
Commission income	$ 1,638,592	
Selling group concession and syndication fees	2,278	
Investment advisory fees	338,206	
Interest, dividend and other income	336,846	
Total revenue		$ 2,315,922
Expenses:		
Payroll	1,403,700	
Payroll taxes and related costs	117,949	
Telephone	24,198	
Insurance	8,285	
Travel and entertainment	47,696	
Registration and regulatory fees	17,364	
Stationery, printing and office expenses	11,626	
Dues and subscriptions	6,605	
Professional fees	99,087	
Depreciation	19,663	
Floor brokerage	100,395	
Equipment rental	30,220	
Quotron	58,988	
Occupancy	131,146	
Consulting fees	2,330	
Error account	2,199	
Other expenses	22,998	
Total expenses		2,104,449
Income before provision for income taxes		211,473
Provision for income taxes		30,000
Net income		$ 181,473

The accompanying notes are an integral part of these financial statements.

GOLDSMITH & HARRIS INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED OCTOBER 31, 2003

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, beginning of year	200	$ 10,000	$ 237,207	$ 386,058	$ 633,265
Net income				181,473	181,473
Distributions				(357,435)	(357,435)
Balance, end of year	200	$ 10,000	$ 237,207	$ 210,096	$ 457,303

 The accompanying notes are an integral part of these financial statements.

GOLDSMITH & HARRIS INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2003

Cash Flows From Operating Activities:		
Net income	$ 181,473	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	19,663	
(Increase) decrease in:		
Receivable from clearing broker	202,307	
Investment advisory fees and other receivables	80,800	
Prepaid expenses	10,413	
Other assets	1,000	
Increase (decrease) in:		
Accounts payable and accrued expenses	95,766	
Income taxes payable	2,671	
Net cash provided by operating activities		$ 594,093
Cash Flows From Investing Activities:		
Purchase of property and equipment		(12,595)
Cash Flows From Financing Activities:		
Distributions to shareholders		(357,435)
Net increase in cash and cash equivalents		224,063
Cash and cash equivalents at beginning of year		801,636
Cash and cash equivalents at end of year		$1,025,699
Supplemental Schedule Of Cash Flow Information:		
Cash paid for income taxes		$ 27,329

The accompanying notes are an integral part of these financial statements.

GOLDSMITH & HARRIS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2003

NOTE 1 - NATURE OF BUSINESS

Goldsmith & Harris Incorporated (the "Company") is a broker dealer and a registered investment advisor. The firm is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) **Cash and Cash Equivalents**

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

b) **Security Transactions**

Securities transactions (and related commission revenue and expenses) are recorded on a trade date basis.

c) **Property and Equipment**

Property and equipment is stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

d) **Income Taxes**

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. These differences are primarily due to the use of the cash method for income tax reporting. As of October 31, 2003 there were no material differences between financial statement and tax basis amounts.

The Company has elected to be taxed as an "S" corporation for Federal and New York State purposes. As an "S" corporation, the company does not pay federal income taxes. The individual shareholders are liable for the income taxes on their respective shares of the Company's taxable income. The Company is liable for New York state and city income taxes. The Company files its income tax returns on a calendar year basis.

e) **Concentrations of Credit Risk**

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

GOLDSMITH & HARRIS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER

The Company has an agreement with Bear, Stearns and Co., Inc. (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b).

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At October 31, 2003, the Company had net capital of $427,314 which was $327,314 in excess of its required net capital of $100,000.

NOTE 5 - PROFIT SHARING PLAN

The Company has a profit sharing plan with a 401(k) feature for the benefit of all eligible full time employees. The plan provides for an annual contribution by the Company, at the discretion of the Board of Directors, up to a maximum of 15% of the eligible compensation. There were no contributions for the year ended October 31, 2003.

GOLDSMITH & HARRIS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2003

NOTE 6 - INCOME TAXES

The current and deferred portions of local income taxes included in the statement of income are as follows:

Current	$ 30,000
Deferred	-
Total	$ 30,000

The disproportionate provision for local income taxes results primarily from the applicability of the New York City alternative tax.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease Commitment

The Company has a lease expiring October 31, 2005 for its primary office facilities. The lease provides for monthly base payments of $10,229 plus escalations for real estate taxes and labor.

Future minimum rental payments through October 31, 2005 under the lease are as follows:

Year ending October 31,	
2004	$122,750
2005	122,750
	$245,500

Rent expense under this lease agreement approximated $131,146 in 2003.

b) Brokerage Activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event the Company's clearing broker is unable to fulfill its contractual obligation.

SUPPLEMENTARY INFORMATION

GOLDSMITH & HARRIS INCORPORATED

SCHEDULE I -COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2003

Net Capital			
Total stockholders' equity		$ 457,303	
Deductions and/or charges:			
Non-allowable assets and other charges:			
Investment advisory fees and other receivables	1,300		
Other assets	3,300		
Excess broker bond deductible	5,000		
Total non-allowable assets		9,600	
Net capital before haircuts on securities			$ 447,703
Haircuts on Securities (computed, where applicable, pursuant to rule 15c3-1(f)):			
Money Market Fund			20,389
Net Capital per rule 15c3-1			$ 427,314
Aggregate Indebtedness			
Accounts payable and accrued expenses		$ 588,020	
Income taxes payable		19,865	
Total aggregate indebtedness			$ 607,885
Computation of Basic Net Capital Requirement			
Minimum net capital required			$ 100,000
Excess net capital			$ 327,314
Ratio of an aggregate indebtedness to net capital			1.42

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To the Stockholders of
Goldsmith & Harris Incorporated
New York, New York

In planning and performing our audit of the financial statements of Goldsmith & Harris Incorporated for the year ended October 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of register brokers and dealers and should not be used for any other purpose.

Tarlow & Co., C.P.A.'s

November 21, 2003